USA VIDEO INTERACTIVE CORP.

August 30, 2005

RECEIVED

05010963

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Per:
Anton (Tony) J. Drescher
Director

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Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO

For release August 30, 2005

Contact: USA Video Interactive Corp.
Phone: 860 434 5535 - Ext 125
E-mail: contact@usvo.com

USVO APPOINTS INVESTOR RELATIONS AGENT

(Vancouver, BC – August 30, 2005) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF), is pleased to announce that it has appointed Blue-Sky Solutions, LLC as its investor relations agent for North America.

Blue-Sky will help in communicating to the investor community the company's position on the potential market for MediaSentinel and the proceedings on the appeal process with our VOD patent. They will communicate with investors and prospective investors and members of the professional investment community, assist with the creation of written materials, provide counsel to the company with respect to investor relations initiatives and work to achieve a greater level of corporate transparency and public awareness.

Significant and ongoing developments within USVO have made the implementation of a comprehensive communications plan essential for the company. "Our number one priority now, as it always has been, is simple – to maximize shareholder value." says Edwin Molina, USVO President and CEO. "The experience and range of investor relations solutions provided by Blue-Sky will go a long way to help achieve that goal."

"It is my privilege to work with Mr. Molina and the rest of the USVO team. Their leadership team and technology presents an exciting opportunity for us. We look forward to communicating their message and assisting in shareholder outreach." said Stephanie Soleas, IR Rep, Blue-Sky Solutions, LLC.

In consideration of Blue-Sky's services, USVO will pay a monthly fee of $4,000 US per month during the six month contract.

About Blue-Sky Solutions, LLC:
Blue-Sky Solutions, LLC is a traditional boutique investor relations firm based in Annapolis, MD. Their expertise is in the representation of emerging public companies to the individual and professional investment communities. Blue-Sky assists with the creation of written corporate materials, composes media submissions, helps expose its clients to the investment community, serves as corporate liaison to shareholders and inquirers, and offers strategic assistance and consulting in a number of practice areas.

About USVO:
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and

its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

On behalf of the Board of Directors
of **USA Video Interactive Corp.**

"Anton J. Drescher",
Corporate Secretary

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535
Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com

For Investor Relations:

Blue-Sky Solutions, LLC
Stephanie Soleas
(877)4-BLUE-IR
usvo@blueskyir.com

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